Comcast Corporation
One Comcast Center
Philadelphia, PA 19103-2838

August 24, 2009

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Comcast Corporation Form 10-K for the year ended December 31, 2008 File No. 001-32871 Response to Staff Comment Letter Dated July 23, 2009

Dear Mr. Spirgel:

We are writing this letter to respond to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission dated July 23, 2009, with respect to the Form 10-K for the year ended December 31, 2008, filed by Comcast Corporation on February 20, 2009.  For your convenience, we have reproduced the Staff’s comment preceding each response.  Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for the year ended December 31, 2008

Item 1.  Business, page 1

Other Business, page 7

1.	You disclose that you own two professional sports teams. In future filings, please disclose the names of these teams.

Response

In future filings we will disclose the names of our two professional sports teams:  the Philadelphia Flyers (National Hockey League) and the Philadelphia 76ers (National Basketball Association).

Securities and Exchange Commission	2	August 24, 2009

2.
Also, you disclose that you own two large, multipurpose arenas.  In future filings, please disclose the names of these arenas and update your disclosure regarding the demolition of the Wachovia Spectrum and the construction of a new arena.

Response

In future filings we will disclose that our two large, multipurpose arenas are located in Philadelphia, Pennsylvania. Supplementally, the two arenas are the Wachovia Center and the Wachovia Spectrum. We respectfully submit, however, that neither the names of these arenas nor the status of the demolition of the Wachovia Spectrum, nor a potential mixed-use commercial project on the site is material to investors in our securities.

Item 3.  Legal Proceedings, page 17

3.	We note that you currently are a party to certain patent litigation. Please provide the information required under Item 103 of Regulation S-K regarding this patent litigation such as:

•	the name of the court or agency in which the proceedings are pending,
•	the date the proceedings were instituted,
•	the parties to the proceedings,
•	a description of the factual basis alleged to underlie the proceedings, and
•	the relief sought.

Response

We believe that the multiple patent cases pending against us do not, individually or in the aggregate, constitute “material pending legal proceedings” within the meaning of Item 103 of Regulation S-K.  Rather, we believe these matters are “ordinary routine litigation incidental to the business” of any large corporation and are in the nature of the legal proceedings we generally describe under the caption “Other” within Item 3, Legal Proceedings.  Although we believe the disclosure contained in the risk factor entitled “Our business depends on certain intellectual property rights and on not infringing the intellectual property rights of others” would be sufficient disclosure, for the convenience of investors we believe the reference to these cases within Item 3 is appropriate.

Securities and Exchange Commission	3	August 24, 2009

Note 2 – Summary of Significant Accounting Policies

Intangible Assets

Indefinite-Lived Intangibles – Franchise Rights, page 46

4.
We note that you use a discounted cash flow methodology to estimate the fair value of your cable franchise rights.  Addressing EITF D-108, describe the method you used to isolate the cash flows associated with the intangible asset.

Response

We responded to a similar inquiry regarding our 2003 Form 10-K.  Our response, among other things, included why we believe that the method used to estimate fair value in our impairment testing is not a residual approach.  We have included our December 8, 2003 response to the Staff’s November 7, 2003 comment letter as Appendix A, which includes the details of our valuation methodology (see particularly the section following the caption “Franchise Rights and Goodwill Impairment Tests”).  The following addresses the Staff’s current comment regarding application of EITF D-108.

We use an Excess Earnings Cash Flow Methodology to estimate the fair value of our cable franchise rights (hereinafter referred to as “Franchise Rights”).  The excess earnings cash flow modeling for Franchise Rights directly identifies and isolates the economic benefits (i.e., net cash flows) used to measure these rights.

The modeling of revenues is completed through the analysis and multiperiod projections of customer performance which is limited to the marketing area of the franchise rights (i.e., homes passed within the franchised areas).  The revenue streams associated with customer performance are directly associated with one of two assets:  Customer Relationships and Franchise Rights.  Customer Relationships represent projected revenue streams from services to existing customers.  Franchise Rights represent projected revenue streams from future customers that the cable business is able to obtain through the marketing of the homes passed within the franchised service area as well as projected revenue streams from additional services to existing customers within the franchised service area.  The identification of customers to each of the two assets is readily determinable in the Excess Earnings Cash Flow Methodology.  This methodology utilizes the number of customers as of the valuation date and estimates future Customer Relationship and Franchise Rights customers based on survival characteristics of each group of customers as measured by the historical pattern of attrition rates.  The identification of customers to either Customer Relationships or Franchise Rights provides the direct linkage of future economic benefits to each specific asset.

Upon the identification of revenue, expenses and capital expenditures to either Customer Relationships customers or Franchise Rights customers, the cash flows for Customer Relationships and Franchise Rights are calculated through the application of contributory charges for tangible assets, trademarks and going concern (a measurable component of goodwill).  Typically for a cable business, tangible assets, trademarks and going concern are the only other identified assets.  The application of these contributory charges results in the isolation of economic benefits that are directly attributable to Customer Relationships and Franchise Rights.

Securities and Exchange Commission	4	August 24, 2009

We believe that applying the procedures summarized above results in the direct quantification of the future economic benefits of our Franchise Rights.  In addition, we believe the following factors further support our conclusion that the excess earnings cash flow methodology is a direct value method:

•
The fair values of identified non-goodwill assets (tangible assets, Customer Relationships and Franchise Rights) do not add up to the fair value of the business enterprise; therefore, the residual method has not been applied.

•	The economic benefits of all business assets (non-goodwill and goodwill) are measured and their respective rates of return are reconciled to the business enterprise discount rate.

•
We also corroborate the estimated fair value derived from the Excess Earnings Cash Flow Methodology for our Franchise Rights by valuing them using a Greenfield methodology, which is an alternative direct valuation methodology that models the economic benefits of the Franchise Rights in the absence of goodwill assets.  The Greenfield methodology has produced fair value indications that were consistent with the excess earnings cash flow methodology.

Note 5 – Acquisition and Other Significant Events

2008 Acquisitions

Insight Transaction, page 51

5.
Please provide us with additional details about this transaction, including but not limited to the nature of the assets you contributed at formation and the assets you received at dissolution of the joint venture.  It is unclear what you mean by “we recorded our 50% interest in the Comcast asset pool as a step acquisition.”  Please explain the basis for your accounting.

Response

In responding to the Staff’s inquiry, we first note that the accounting treatment is consistent with the accounting for the dissolution of a similar cable joint venture between Comcast and Time Warner (the “Texas and Kansas City Cable Partnership”).  The dissolution of the Texas and Kansas City Partnership also involved the dividing of cable systems owned by the partnership into asset pools that were ultimately distributed to the partners.  The accounting for the Texas and Kansas City Partnership transaction was pre-cleared by Time Warner Inc. (as it related to Time Warner Cable Inc.) with the Staff in 2006.  This accounting treatment is also consistent with Deloitte’s interpretive guidance on the dissolution of a joint venture where the businesses are divided and distributed to the partners.

Securities and Exchange Commission	5	August 24, 2009

Background on Insight Midwest

Insight Midwest LP (“Insight Midwest”) was formed in September 1999 to serve as the holding company and a financing vehicle for a cable television system joint venture between Insight Communications (“Insight”) and AT&T Broadband.  At inception, Insight Midwest was owned 50% by Insight and 50% by AT&T Broadband.  The partnership was capitalized through a series of transactions, including the contribution of cable systems by both Insight and AT&T Broadband.  For more information on the formation, asset contributions and other activities of Insight Midwest, see Footnote 3 of Insight’s 2006 Form 10-K (the last 10-K filed prior to it going private).

The Insight Midwest partnership agreement provided that at any time after December 31, 2005 either partner had the right to cause a split-up of Insight Midwest.  The mechanics for the dissolution of Insight Midwest, the operation during the dissolution period, the governance, and the division of economics were provided for in the partnership agreement.  The partnership agreement also provided a methodology for the allocation of net assets between the partners.

As a result of our acquisition of AT&T Broadband in 2002, we acquired AT&T Broadband’s 50% interest in Insight Midwest.  In allocating the purchase price of AT&T Broadband, we recorded our 50% interest in Insight Midwest at its estimated fair value in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.”  We accounted for our 50% interest in Insight Midwest under the equity method.

Transaction

In accordance with the partnership agreement, on April 1, 2007 (“selection date”), we and Insight agreed to split up the assets and liabilities of Insight Midwest.  Pursuant to the partnership agreement’s distribution methodology, Insight Midwest’s net assets were split into two pools: the Comcast Pool and the Insight Pool.  Each of the Comcast Pool and Insight Pool consisted of tangible and real property and intangible assets.  Tangible and real property included cable transmission equipment, distribution facilities and customer premises’ equipment.  Intangible assets included customer relationships, cable franchise rights and goodwill.

On January 1, 2008, the distribution of the assets of Insight Midwest was completed.  Under the terms of the agreement, we received cable systems serving approximately 696,000 video customers in Rockford/Dixon, Quincy/Macomb, Springfield, Peoria and Champaign/Urbana, Illinois, and in Bloomington, Anderson and Lafayette/Kokomo, Indiana, together with approximately $1.3 billion of debt allocated to those cable systems.  Insight received cable systems serving approximately 652,000 video customers in Louisville, Lexington, Bowling Green and Covington, Kentucky, in Evansville, Indiana, and in Columbus, Ohio, together with approximately $1.24 billion of debt allocated to those cable systems.

Basis for Accounting

Prior to the closing of the transaction on January 1, 2008, we had accounted for our 50% interest in Insight Midwest under the equity method of accounting.  Prior to the dissolution of

Securities and Exchange Commission	6	August 24, 2009

Insight Midwest, we effectively owned a 50% interest in each of the Comcast Pool and the Insight Pool.

We concluded that this transaction should be accounted for as a fair value exchange of our 50% interest in the Insight Pool for Insight’s 50% interest in the Comcast Pool in accordance with Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions, as amended by Statement of Financial Standard No. 153, Exchanges of Nonmonetary Assets – and amendment of APB Opinion No. 29.”  Specifically, we viewed this transaction as the purchase of the 50% interest in the Comcast Pool that we did not already own using as consideration our 50% interest in the Insight Pool.  In other words, we acquired from Insight its 50% interest in the Comcast Pool, and we sold to Insight our 50% interest in the Insight Pool.

We accounted for our acquisition of Insight’s 50% interest in the Comcast Pool as a step acquisition (moving from an equity method investment to acquiring control) in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”).  In accordance with SFAS No. 141 and related interpretative guidance, an entity that acquired another entity in a series of purchases (a step acquisition) should identify the cost of each investment, the fair value of the underlying identifiable net assets acquired, and the goodwill on each step.  Therefore, the 50% interest in the Comcast Pool we had acquired in 2002 continued to be accounted for at its historical cost.  This step acquisition accounting is consistent with the accounting for the Texas and Kansas City Partnership dissolution which, as stated above, Time Warner pre-cleared with the Staff in 2006.  The purchase price consideration for the 50% interest in the Comcast Pool acquired on January 1, 2008 of approximately $1.2 billion was recorded at fair value based on an appraisal prepared by a third party valuation expert.

Note 6 – Investments

Equity Method

Clearwire, page 55-56

6.
We note that you recorded the $600 million other-than-temporary-impairment in your Clearwire equity investment in other income (loss).  Since this impairment is related to one of your equity investees, it appears to us that you should include it within the line item “Equity in net income (losses) of affiliates, net.”

Response

We believe that the caption “Equity in net income (losses) of affiliates, net” is more reflective of the income and/or losses of the underlying investee.  Given the amount was significant and unique (in that we had not recognized any share of Clearwire losses because we are on a one quarter lag, see “Background on Impairment” below), we believed that it was important that it be clear to a reader of the financial statements that the amount was non-operating (below operating income) and not based on the underlying losses of Clearwire.  We researched the relevant accounting literature, specifically APB 18 – The Accounting for Equity Method of Accounting for Investments in Common Stock (“APB18”).  The literature states that

Securities and Exchange Commission	7	August 24, 2009

the investor’s share of earnings or losses of an investee should ordinarily be included in the income statement as a single amount except for extraordinary items (paragraph 19c of APB 18).  The literature also addresses other than temporary impairments (the guidance that we used as a basis for recording the Clearwire impairment), but does not address the location of such an impairment loss in the income statement (paragraph 19h of APB 18).

After careful consideration of these various factors, we concluded that it would be appropriate and more transparent to recognize the impairment in other income (expense), coupled with disclosure of the location and nature of the impairment in the financial statements and Management’s Discussion and Analysis.  While other than temporary impairment adjustments are technically not yet realized, they are treated as realized losses for accounting purposes.  This classification is also consistent with our accounting for realized gains (losses) on the sale of equity method investments.  Such gains (losses) are based upon the carrying value or “outside basis” of investments.  We disclose this policy in Note 2 – Summary of Significant Accounting Policies.

Background on Impairment

The $600 million impairment related to the write-down of the “outside basis” of our investment in Clearwire.  The “outside basis” was deemed to be impaired due to the severe decline in the quoted market value of the Clearwire publicly traded shares from the date of the initial agreement in May 2008, to its closing date November 28, 2008 and through December 31, 2008.  As a result, the impairment was recorded almost immediately after the closing of the transaction and prior to the recognition of any share of the net income or loss of Clearwire, as we record our share of net income or loss one quarter in arrears.

Because of the unusual circumstances of the timing of the loss, we discussed various issues during an informal consultation with Mr. Wayne Carnall, Chief Accountant of the Division of Corporation Finance, prior to filing our 2008 Form 10-K.  For your convenience, we have attached a copy of the correspondence of this informal consultation as Appendix B.  During our informal consultation we (i) discussed the application of Regulation S-X 4-08(g) and, specifically, the need, if any, to include summary financial data for our equity method investees in the 2008 Form 10-K because of the significant impairment charge recorded with respect to the Clearwire investment; (ii) provided disclosure alternatives we considered in lieu of summary financial data; (iii) explained why we believed that summary financial data for all of our equity method investees would not be meaningful given the unusual circumstances; and (iv) provided excerpts from a preliminary draft of our 2008 Form 10-K as it related to the Clearwire Transaction.  While the presentation within operating income (expense) was not the purpose of the informal consultation, as previously mentioned we provided our draft Clearwire footnote, including the disclosure that we recognized the impairment in other income (expense).  The final footnote did not change substantively from the version we provided to Mr. Carnall during the informal consultation.

Securities and Exchange Commission	8	August 24, 2009

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Executive Compensation, page 37

Overview of Our Compensation Program Philosophy and Process, page 37

7.
We note that you hired a compensation consultant to review the work of your compensation consultant in November 2008.  In next year’s report, explain why the Compensation Committee chose a second compensation consultant to review the work of its compensation consultant (instead of just hiring a new compensation consultant) and how the Committee considered the views of both consultants.

Response

We believe Mercer to be an excellent compensation consultant; however, from time to time the Compensation Committee may engage a second compensation consultant to have the benefit of another independent view.  In fiscal year 2008, the Compensation Committee chose to engage a second compensation consultant; however, we do not expect that the Compensation Committee will do so in fiscal year 2009.  We currently expect to maintain our retention of Mercer in order to benefit from its historical knowledge of our industry and our compensation programs, as well as its extensive resources.  In future filings that discuss our compensation consultants, we will discuss, if applicable, the reasons for hiring a second compensation consultant to review the work of Mercer.

For fiscal year 2008, our Compensation Committee considered the views of both compensation consultants.  Our Compensation Committee believes that the work of Mercer is sound and considers the views of Mercer in making compensation decisions; however, as we state on page 15 of our 2009 proxy statement, Mercer “does not recommend or determine compensation levels or elements.”  The second consultant did not replicate the work of the first consultant, nor did the second consultant provide an “opposing” opinion.  Rather, the second consultant provided a methodological and strategic review of the work recommended by and completed by Mercer.  The Compensation Committee considered this second compensation consultant’s review in making compensation decisions.  In future filings that discuss our compensation consultants, we will discuss, if applicable, how the Compensation Committee considered the views of both compensation consultants.

Securities and Exchange Commission	9	August 24, 2009

8.
In the first paragraph on page 40, you disclose that the Compensation Committee reviewed a Mercer compensation survey to benchmark the base salary, total cash compensation, and total compensation for your named executive officers.  This survey contained companies of a similar size to yourself.  In future filings, please disclose all of the companies that are part of any survey that you use for benchmarking purposes.  See Item 402(b)(2)(xiv).

Response

Our Compensation Committee reviewed a Mercer compensation survey analysis, which was an analysis prepared by Mercer of seven individual widely-available published surveys conducted by seven different compensation consultant firms: Croner Company, Hay, Hewitt, Mercer, Radford, Towers Perrin and Watson Wyatt.  Our disclosure on page 40 of our 2009 proxy statement did not intend to indicate that our Compensation Committee reviewed a compensation survey prepared by Mercer for our proprietary use.

Question 118.05 of the Compliance & Disclosure Interpretations that comprise the Commission’s Corporate Finance Division’s interpretations of Regulation S-K indicates that while “Item 402(b)(xiv) provides, as an example of material information to be disclosed in the Compensation Discussion and Analysis, depending on the facts and circumstances, ‘[w]hether the registrant engaged in any benchmarking of total compensation, or any material element of compensation, identifying the benchmark and, if applicable, its components (including component companies),’ . . . in this context, benchmarking . . . would not include a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices.”

We did not use the Mercer analysis or any of the surveys included in the Mercer analysis to benchmark our NEO compensation, but instead we used the Mercer analysis as a tool for making comparative measurements to understand the current compensation practices at companies with revenue sizes that are within a range close to ours.  The seven surveys analyzed by Mercer included in the aggregate thousands of participant companies and, in the case of some surveys, the names of the participant companies were not made available.  We do not believe that the names of the companies participating in the surveys are material to our compensation decision making process.  We do not believe that these companies are component companies participating in a survey used for benchmarking.

In future filings, as we have done in the past, we will disclose all of the companies that are part of any survey that we use for benchmarking purposes.

Securities and Exchange Commission	10	August 24, 2009

Base Salary, page 41

9.
In the third paragraph on page 41, you state that all of your NEOs other than Mr. Block chose not to receive a salary increase for 2009.  In future filings, if any of your NEOs decide not to receive a salary increase, please disclose the reasons for his or her decision.

Response

In any future filing that discusses that NEOs decided not to receive salary increases, we will disclose the reasons for this decision.

Cash Bonus Incentive Compensation, page 41

10.
In the sixth paragraph on page 41, you disclose the target bonus of each NEO under the cash bonus plan as a percentage of the salary of each NEO.  For instance, you disclose that Mr. Roberts’ target bonus is 300% of his salary.  We also note that you disclose the target bonus of each NEO in the Grants of Plan-Based Awards Table on page 52.  However, to help readers readily understand the bonus amounts, please consider disclosing the actual target dollar amounts in the text of your discussion or referring the reader to the appropriate table.

Response

In future filings we will add a cross-reference in our discussion of NEO target bonuses referring the reader to the Grants of Plan Based Awards Table.

11.
You disclose on the bottom of page 45 and the top of page 46 that the annual cash bonus is based on achieving certain levels of consolidated operating cash flow and free cash flow.  We note, in the first full paragraph on page 42, that you disclose the actual numbers for free cash flow but you only disclose the percentage increases from the prior year for operating cash flow.  In future filings, for all performance targets, please disclose the actual target numbers that you use (further, please disclose the actual operating cash flow target numbers for the vesting of RSUs as well).  For instance, where you state that an increase of 4.2% or less in operating cash flows would not lead to any cash bonus, please disclose the numbers that constitute the range between a 0% increase to a 4.2% increase.

Response

In setting the actual performance targets for our annual cash bonus program for NEOs, the Compensation Committee used targets denominated in dollars for our consolidated free cash flow targets and targets denominated in percentages for our consolidated operating cash flow target.  Therefore, we disclosed these targets as shown on page 42 of our 2009 proxy statement.  Likewise, our consolidated operating cash flow targets set by the Compensation Committee for

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the vesting of our performance-based RSUs were denominated in percentages and were disclosed as such on page 43 of our 2009 proxy statement.

12.
Similarly, you state that the NEOs achieved 90% of the target bonus for operating cash flows and 130% of the target bonus for free cash flows.  In future filings, please disclose the actual achieved measures that correspond to these bonus amounts.

Response

Although we believe that we provided investors with the material information they needed to understand our 2008 performance target achievement, in future filings where performance target achievement is disclosed, we will calculate and disclose the dollar equivalent of the percentage achievement of our performance targets.

13.
Further, in future filings, to help investors readily understand how your cash bonus plan works in tiers (that increases in certain amounts of your performance measures, lead to certain amounts of bonuses), please consider using a chart to show investors where the range of increases correlates to certain bonus amounts.

Response

As we use straight-line interpolation to determine the amounts granted under our cash bonus plans based on performance measure achievement, we do not believe that a chart showing where the range of increases correlates to certain bonus amounts would provide additional helpful information to investors.  However, in future filings where performance targets are disclosed, we will consider whether any changes in our practices would make a chart showing where the range of increases correlates to certain bonus amounts helpful to investors.

14.
Also, in future filings, please explain how the range of performance measures correlates to certain bonus amounts.  You state that an increase of between 4.2% to 9.2% or less in year-over-year increases in operating cash flows means that a NEO will receive between 50% to 90% of his target bonus.  Here, for instance, please explain how a 6.7% increase in operating cash flows corresponds to a certain bonus amount; i.e. does an increase in operating cash flows correspond pro rata to an increase in bonus amounts.

Response

We use straight-line interpolation to determine the amounts granted under our cash bonus plans based on performance measure achievement.  In future filings where performance targets are disclosed, we will indicate how the range of performance measures correlates to certain bonus amounts.

Securities and Exchange Commission	12	August 24, 2009

15.
On the bottom of page 41, you disclose that the cash bonus is based 80% on operating cash flow and 20% on free cash flow.  You disclose that you achieved 90% of the target bonus for operating cash flow and 130% of the target bonus for free cash flow.  We assume that your NEOs are entitled to receive 98% of their target amounts because you took 80% of 90%, which is 72%, and added it to 130% of 20%, which is 26%.  In future filings, please show your calculations of how you determined the total percentage amount of the target bonuses that the NEOs are entitled to receive.

Response

Although we believe that we provided investors with the material information they needed to understand our 2008 performance target achievement, in future filings where performance target achievement is disclosed, we will show our calculations as to how we determined the total percentage amount of the target bonuses that the NEOs are entitled to receive.

16.
We note your response to comment 12 in your letter dated September 21, 2007 and that the format of your disclosure under “Potential Payments upon Termination or Change in Control” on page 63 has not changed substantially since the letter.  Please explain what consideration you gave to presenting this disclosure in a tabular format so that it is easier for investors to understand and follow.

Response

We seriously considered presenting this information in tabular format, including drafting the disclosure in tabular format as a comparison to the narrative format we currently use; however, due to the extensive explanation regarding the potential payments upon termination or change of control that we believe is necessary for investors to understand our practices and the varying potential payment structures of our NEOs, we found the tabular disclosure to be lengthier, more unwieldy and less understandable than the narrative disclosure we currently provide.  Although we believe that narrative disclosure is the best method of presenting the potential payments upon termination or change of control under our current practices, we will consider whether any changes in our practices would make tabular disclosure of this information helpful to investors’ understanding of the potential payments upon termination or change of control.  Should we make such a determination, we will use such tabular format in future filings that disclose this information.

17.	Please provide the disclosure required by Item 407(e)(4) of Regulation S-K.

Response

We did not provide this disclosure because we believe we do not have any compensation committee interlocks or insider participation called for by this disclosure.  In future filings, if this remains the case, we will make an affirmative statement indicating that we have no compensation committee interlocks or insider participation called for by this disclosure.

Securities and Exchange Commission	13	August 24, 2009

*           *           *

In connection with our responses to the Staff’s comments, I acknowledge, on behalf of Comcast Corporation, that:

•	Comcast Corporation is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Comcast Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing responses fully address the Staff’s concerns.  Please do not hesitate to call me at (215) 286-7564 with any questions you may have with respect to the foregoing.

Very truly yours, /s/ Arthur Block
Arthur R. Block Senior Vice President, General Counsel and Secretary

cc:	Brian L. Roberts, Chairman of the Board and Chief Executive Officer Bruce K. Dallas, Davis Polk & Wardwell LLP Greg Seelagy, Deloitte & Touche LLP

Appendix A

Response to Comment #7 of
2003 SEC Comment Letter
(Franchise Rights Fair Value)

Note 5 – Acquisitions and other significant events, page 52

7.           For each significant acquisition you made, provide us with a schedule showing how you determined the allocation of the purchase price under APB 16 and/or SFAS 141.  Specifically, tell us the methodology you used in determining the fair value of each identifiable intangible asset and goodwill.  In that regard, we have noticed the use of the “residual method” throughout the industry.  The “residual method” results when the purchase price in a purchase business combination that is in excess of the net identifiable tangible and intangible assets of the entity, is allocated to an intangible asset, for example cable franchise operating rights, in its entirety.  If you used the residual approach, we question an assertion that it is not possible to separately value each identifiable asset acquired, such as the cable franchises.  We continue to evaluate the appropriateness of the use of the “residual method” and we are concerned that this approach prevents appropriate recognition and impairment testing of goodwill separate and apart from intangible assets, consistent with paragraph 5.a. of EITF 02-7.  With that said, we will not presently object to the use of the “residual method” to measure the fair value of the intangible asset.  If you use the “residual method” we believe that you should follow, by analogy, the guidance provided in paragraph 20 of SFAS 142 to recognize and measure impairment losses of your indefinite-lived intangible assets resulting from the use of the “residual method.”  Specifically, we note that by analogy to the guidance under paragraph 21 of SFAS 142, you should determine the implied fair value of your cable franchise operating rights, at the appropriate unit of accounting, as addressed by EITF 02-7.  The implied fair value would be determined by removing the fair value of the previously unrecognized intangible assets, including internally generated intangible assets and customer relationship intangible assets discussed in EITF 02-17, with the excess amount representing the implied fair value of the FCC licenses.  The implied fair value of the cable franchises would then be compared to the carrying value of the cable franchises to determine whether there was any impairment.  Please advise or revise.

It is important to note that the application of the “residual method” precludes the recognition of two residual intangible assets, for example, cable franchises valued using the “residual method” described above and goodwill.  This is a result of the fact that it is not possible under GAAP to perform the required impairment testing, since, consistent with paragraph 5.a of EITF 02-7, indefinite-lived intangible assets cannot be tested for impairment in combination with goodwill or another finite-lived asset.  We have noticed situations throughout the industry of companies that have two residual intangible assets as a result of their application of the “residual method” and the recognition of goodwill representing the deferred tax effects of the recognition of the indefinite-lived intangible asset.  In these cases, we would likely not object to a company’s proposal to eliminate any distinction between the goodwill and the intangible asset, since the amount recorded as goodwill is reflective only of the “debit” associated with the provision of the deferred income taxes on the intangible asset, most commonly cable franchises.  However, we believe that such a reclassification represents the correction of an error and should be made

Appendix A

retroactive to the date of adoption of SFAS 142.  Also, note that in cases where goodwill was re-characterized as an indefinite-lived intangible asset, you would need to consider providing for the tax-on-tax effects resulting from having stepped-up the acquired intangible asset.

Your response to the above should address the following, as applicable:

a.            If you believe you do not use the “residual method,” tell us why;
b.
Whether you have two residual intangible assets as a result of the 1) use of the “residual method” to value an intangible asset other than goodwill, and 2) the deferred tax effects of the recognition of the indefinite-lived intangible asset that is assigned to or labeled as goodwill, the “going concern value” or “replacement cost” approach of goodwill or goodwill calculated utilizing some other methodology.  If you have two residual intangible assets recorded, tell us your proposal on an approach to perform the required impairment testing based on the guidance noted above;

c.
The reporting units used to test the recorded goodwill for impairment.  Note that if the residual method is used, and goodwill is reclassified to the other residual intangible asset, most commonly cable franchise operating rights, as a result of the guidance above, the impairment test is not performed at the reporting unit level.  Rather, the impairment test will be performed on the indefinite-lived intangible asset at the appropriate unit of accounting.  Refer to EITF 02-7 for guidance on the determination of the appropriate unit of accounting;

d.	The unit of accounting used to perform the required impairment testing of your indefinite-lived intangible assets, regardless of whether the “residual method” is used; and
e.
If the “residual method” is used, tell us the previously unrecognized intangible assets you considered in performing the required impairment test on your indefinite-lived intangible assets discussed above.

Response:  As the Staff was not specific in the meaning of “significant acquisition” for purposes of our response, we consider our significant acquisitions to be those where the consideration was in excess of $1 billion.  We have attached as exhibit 4 a description of these significant acquisitions.

Following is an overview of the methods used to allocate purchase price to our significant acquisitions and our responses to the Staff’s specific questions.

Overview

Our overall approach in allocating purchase price in a purchase business combination is to allocate first to identifiable tangible and intangibles assets, including franchise rights, based on their fair values.  To assist in this process, third party valuation specialists are engaged to value certain of these assets and the liabilities assumed.  Any excess consideration paid over the fair value of such identifiable net assets results in goodwill.  In our analysis of the methods used in determining fair value of each identifiable intangible, we have distinguished between

Appendix A

acquisitions accounted for under the provisions of SFAS 141 and those accounted for under the provisions of APB 16.

Acquisitions Post Adoption of SFAS 141:

Overview of Methodology

The Broadband acquisition is the only significant acquisition accounted for subsequent to the adoption of SFAS 141.  The material intangible assets, apart from goodwill, identified in the Broadband acquisition are franchise rights and customer relationships.  As illustrated below, in valuing these intangibles, we did not use a residual method.

Customer relationships represent the monthly “at will” contracts between our existing customers and us.  While these contracts are on a month-to-month basis, these relationships provide us with the right to service the existing customers.

The franchise rights are the contractual rights between a governmental franchising authority and us, which define the rights and responsibilities of each in the construction and operation of a cable business within a specified geographic area.

In determining the fair value of identifiable tangible and intangible assets, the first step was to establish a business enterprise value, which is developed independent of the cost of acquisition.  The customer relationships and franchise rights were valued using a discounted cash flow (DCF) methodology.  The DCF model for these two intangible assets has been developed using assumptions consistent with assumptions used in developing business enterprise value.  Additionally, a separate valuation of going concern was calculated independently using a DCF model to allow for an asset charge to be applied in the valuation of customer relationships and franchise rights.  Going concern was not separately recorded in the purchase price allocation since it fails the recognition criteria of paragraph 39 of SFAS 141.  Goodwill represents the residual or excess of cost over fair value acquired.  The following illustrates our methodology for determining goodwill:

Total Consideration Paid
Plus:
Liabilities Assumed and Deferred Taxes
Transaction Costs
Less:
Working Capital
Tangible Property
Customer Relationships
Franchise Rights
Goodwill

In applying the above methodology to the Broadband acquisition, the fair value of identifiable assets exceeded the consideration paid and liabilities assumed (prior to recording deferred taxes).

Appendix A

Accordingly, we initially reduced the value of the identifiable tangible and intangible assets proportionately as required under paragraph 44 of SFAS 141.  In the process of recording deferred taxes, we reinstated such fair values to those identifiable assets and the excess resulted in goodwill.

As stated on page 52 of our 2002 Form 10-K, a new measurement date was established in the determination of the fair value of the shares issued in the Broadband acquisition.  The difference comparing the new and old measurement dates resulted in an approximate $23 billion reduction in the value of the consideration.  Thus, if a new measurement date was not established, this additional value would have likely resulted in additional goodwill of approximately $23 billion because the consideration exchanged would have greatly exceeded the business enterprise value used in determining the fair value of the customer relationships and franchise rights.  This point further supports our position that we did not apply a residual methodology in the Broadband purchase price allocation.

Detailed Methodology to Determine Fair Value of Customer Relationships and Franchise Rights

To identify the separate cash flows associated with customer relationships and franchise rights, the business enterprise DCF model parameters (customers, revenue per customer and operating margins) are specifically identified for customer relationships and franchise rights.  Customer relationships represent the business relationships between the cable company and its existing customers as of the date of acquisition.  By identifying the revenues and expenses attributable to the future expectations from these existing customers, the customer relationships’ cash flow is identified and separated from the business enterprise cash flow.  The value of franchise rights is represented by rights to solicit and service potential customers and to deploy, market and sell new services to existing customers.  By identifying the revenues and expenses attributable to the future expectations from new customers and new service offerings to existing customers, the franchises’ cash flow is identified and separated from the business enterprise cash flow.  The customer relationships’ cash flows and the franchises’ cash flows are independent and are not contributory to each other.  Consequently, a contributory charge (a concept that is discussed further below) to each of these cash flows for the other asset (i.e. contributory charge to the customer relationships’ cash flow for the value of the franchise rights) has not been made.

Both the customer relationships’ cash flows and the franchise rights’ cash flows need to be adjusted for the contribution of other identified assets in generating the respective cash flows.  Typically for a cable business, the only other identified assets are the tangible assets and going concern.  After adjusting the customer relationships’ cash flows and the franchise rights’ cash flows for contributory charges of the tangible assets and going concern, the cash flows attributable to the customer relationships and franchise rights are independently identified.  The present value of these cash flows represents the fair value assigned to the customer relationships and franchise rights.

Appendix A

APB 16 Appraisal Methodology for Valuing Intangibles and Goodwill

For the 2001 and 2000 significant acquisitions which all occurred prior to July 1, 2001 (the effective date of SFAS 141), the appraised value of franchise rights (inclusive of customer relationships) was based on a residual methodology.  The residual method consisted of the subtraction of the fair market value of the tangible assets from the purchase price.  However, the residual method was only applied if the purchase price approximated the business enterprise valuation.  If the purchase price materially exceeded the business enterprise value, then this would be an indication that “excess purchase price goodwill” was present in the transaction.  In the case of the 2001 and 2000 transactions, our valuation experts and we believe that business enterprise valuations indicated that excess purchase price was not a component of these transactions.  The goodwill, if any, that resulted from these 2001 and 2000 transactions was primarily the result of the deferred taxes recorded in the purchase price allocation.

With the effective date of SFAS 141 and issuance of EITF 02-17 relating to valuing customer relationships, these customer relationship and franchise right intangibles are now required to be more rigorously identified and recorded apart from goodwill.  Accordingly, the valuation methodology was changed to that described above in connection with the Broadband acquisition.

Franchise Rights and Goodwill Impairment Tests:

We disclosed in our 2002 Form 10-K that the impairment testing of our franchise rights intangible is a critical accounting judgment and estimate.  In testing for impairment of our franchise rights intangible, we do not use the residual approach.  The estimated fair value used in this test is based on the methodology used in valuing the franchise right intangible in the Broadband acquisition.  In testing for impairment of our franchise rights intangible as of April 1, 2003 (our annual testing date), we utilized our preliminary valuation related to the Broadband acquisition.  Our analysis included estimating the fair value of all of our franchise rights excluding the fair value of all customer relationships.  This estimated fair value was then compared to the carrying value of our franchise rights intangible, which indicated there was no impairment.

In our goodwill impairment test, we determined the total value of the reporting unit, which, as discussed in Note 2 of our financial statements, was the cable segment level.  In estimating the value of the cable segment we considered multiples of operating income before depreciation and amortization, the market capitalization of Comcast, analysts’ valuations, and the business enterprise value determined through DCF models. Such value determinants were then adjusted, as appropriate, for non-cable segment operations, investments and other variables.  Our goodwill impairment testing as of April 1, 2003 also did not indicate impairment.

We believe that these methods provide for a robust method of testing for impairment of our franchise rights intangible and goodwill.

Below are answers to the Staff’s specific questions based on our preceding analysis:

Appendix A

a.           If you believe you do not use the “residual method,” tell us why;

Because of SFAS 141’s requirement for explicit recognition of intangible assets apart from goodwill, we do not believe the residual method provides results that are consistent with the requirements of SFAS 141.  Accordingly, we used the method of valuation described above for the Broadband acquisition, which we do not believe is the residual method.  We believe this method allows us to separately test goodwill and franchise rights for impairment as required by SFAS 142 and  paragraph 5.a of EITF 02-7 even though goodwill, franchise rights and customer relationship intangibles were not recognized under that methodology prior to SFAS 141.

In our response above, we discussed the methodology of separately valuing the franchise intangible in our SFAS 141 acquisition and application of the residual method to our APB 16 acquisitions.  However, as stated above and based on discussion with our valuation experts, we do not believe that there was a significant difference between the cost of acquisition and the fair value related to the APB 16 acquisitions and, as such, they would not result in a significant amount of additional goodwill if the methodology used in the Broadband acquisition had been used in the APB 16 acquisitions.

b.
Whether you have two residual intangible assets as a result of the 1) use of the “residual method” to value an intangible asset other than goodwill, and 2) the deferred tax effects of the recognition of the indefinite-lived intangible asset that is assigned to or labeled as goodwill, the “going concern value” or “replacement cost” approach of goodwill or goodwill calculated utilizing some other methodology.  If you have two residual intangible assets recorded, tell us your proposal on an approach to perform the required impairment testing based on the guidance noted above;

For the reasons stated above, we do not believe that there are two residual assets and that goodwill represents the only residual asset.

c.
The reporting units used to test the recorded goodwill for impairment.  Note that if the residual method is used, and goodwill is reclassified to the other residual intangible asset, most commonly cable franchise operating rights, as a result of the guidance above, the impairment test is not performed at the reporting unit level.  Rather, the impairment test will be performed on the indefinite-lived intangible asset at the appropriate unit of accounting.  Refer to EITF 02-7 for guidance on the determination of the appropriate unit of accounting;

As indicated in Comment No. 6, for purposes of goodwill impairment testing, we determined our reporting units in accordance with SFAS 131, paragraph 30 of SFAS 142 and EITF D-101.  In our cable business, we have one operating segment whose components are comprised of geographically organized divisions.  These divisions are aggregated and deemed a single reporting unit as we have determined that they have similar economic characteristics as outlined in paragraph 17 of SFAS 131 and EITF D-101

Appendix A

d.	The unit of accounting used to perform the required impairment testing of your indefinite-lived intangible assets, regardless of whether the “residual method” is used;

As stated above, in our response to Comment No. 6, the franchise rights intangible is aggregated at the cable segment level, which is the unit of accounting used for purposes of testing for impairment under SFAS 142.

e.
If the “residual method” is used, tell us the previously unrecognized intangible assets you considered in performing the required impairment test on your indefinite-lived intangible assets discussed above.

As stated above, we do not believe that we use a residual method.

Appendix B

Informal Consultation with Wayne Carnall

Wayne,

We would like to discuss an issue with you regarding the application of Regulation S-X 4-08(g).  Specifically, we are assessing the need, if any, to include summary financial data for our equity method investees in Comcast Corporation’s December 31, 2008 Form 10-K.  Regulation S-X 4-08(g) is triggered by a significant impairment charge recorded on our recent investment in Clearwire Corporation (“Clearwire”).  Absent this impairment charge, Comcast would not meet the requirements for disclosure under Regulation S-X 4-08(g).  Below we provide (i) excerpts from a preliminary draft of our 2008 Form 10-K as background on the Clearwire Transaction (as defined below), (ii) additional background bullet points, (iii) disclosure alternatives for summary financial data we considered and (iv) our preference that the summary financial data for all of our equity method investees not be provided due to our belief that the information would not be meaningful in this unique circumstance.  Upon your review of the information we would like to coordinate a convenient time for you in the near future to discuss this matter.

Excerpts from our draft 2008 Form 10-K

In November 2008, Sprint Nextel (“Sprint”) closed on a series of transactions (collectively, the “Clearwire Transaction”) with the legal predecessor of Clearwire Corporation (“Old Clearwire”) and an investor group made up of us, Intel, Google, Time Warner Cable and Bright House Networks.  As a result of the Clearwire Transaction, Sprint and Old Clearwire combined their next-generation wireless broadband businesses and formed a new independent holding company, Clearwire Corporation, and its operating subsidiary, Clearwire Communications LLC (“Clearwire LLC”), that will focus on the deployment of a nationwide 4G wireless network.  We, together with the other members of the investment group, have invested $3.2 billion in Clearwire LLC.  Our portion of the investment was $1.05 billion.  As a result of our investment, we received ownership units (“ownership units”) of Clearwire LLC and Class B stock (“voting stock”) of Clearwire Corporation, the publicly traded holding company that controls Clearwire LLC.  The voting stock has voting rights equal to those of the publicly traded Class A stock of Clearwire Corporation, but has only minimal economic rights.  We hold our economic rights through the ownership units, which have limited voting rights.  One ownership unit combined with one share of voting stock is exchangeable into one share of Clearwire Corporation’s publicly traded Class A stock.  At closing, we received 52.5 million ownership units and 52.5 million shares of voting stock, which represents an approximate 7% ownership interest on a fully diluted basis.  During the first quarter of 2009, the purchase price per share is expected to be adjusted based on the trading prices of Clearwire Corporation’s publicly traded Class A stock.  After the post-closing adjustment, we anticipate that we will have an approximate 8% ownership interest on a fully diluted basis.

In connection with our investment, we entered into a wholesale agreement with Sprint that allows us to offer wireless services utilizing certain of Sprint’s existing wireless networks and a wholesale agreement with Clearwire LLC that allows us to offer wireless services utilizing

Appendix B

Clearwire’s next generation wireless broadband network.  We allocated a portion of our $1.05 billion investment to the related wholesale agreements.

We will account for our investment under the equity method and record our share of net income or loss one quarter in arrears.  Clearwire LLC is expected to incur losses in the early years of operation, which under the equity method of accounting, will be reflected in our future operating results and reduce the cost basis of our investment.  We evaluated the initial investment to determine if an other than temporary decline in fair value below our cost basis had occurred.  The primary input in estimating the fair value of our investment was the quoted market value of Clearwire publicly traded Class A shares at December 31, 2008, which declined significantly from the date of our initial agreement in May 2008.  As a result of the severe decline in the quoted market value, we recognized an impairment charge to other income (expense) of $XXX million to adjust our cost basis in our investment to its estimated fair value.  In the future, our evaluation of other than temporary declines in fair value of our investment will include a comparison of actual operating results and updated forecasts to the projected discounted cash flows that were used in making our initial investment decision, other impairment indicators, such as changes in competition or technology, as well as a comparison to the value that would be obtained by exchanging our investment into Clearwire Corporation’s publicly traded Class A shares.

Additional Background

-
The transactions between Sprint and Old Clearwire will be accounted for as a reverse acquisition with the Sprint 4G business considered the accounting acquirer and accounting predecessor.  As a result the predecessor financial statements of Clearwire will be those of the Sprint 4G business.

-
Due to the timing of the receipt of financial information we will record our share on Clearwire LLC’s results on a one quarter lag; as such no results of the equity method investment will be included in Comcast’s December 31, 2008 financial statements.

-
The $XXX million impairment charge causes us to “trigger” the “income test” (approximately 13%) when testing for significance of our Clearwire investment under S-X 4-08(g).  This would require us to provide summarized financial data for all equity method investees (not just Clearwire in this case) for all periods presented in our financial statements (e.g. 2006-2008), as interpreted by Section 2420.3 of the Division of Corporation Finance’s Financial Reporting Manual.

-
Excluding the effects of the Clearwire impairment charge, the S-X 4-08(g) tests for significance of our other 27 equity method investees are less than 3% in the aggregate for each of the criteria (1.9% - investment test, 2.6% - asset test and 2.1% - income test) and de minimis individually.

Appendix B

Disclosure Alternatives

The following are the disclosure alternatives we considered as it relates to the summary financial data of our equity method investees:

-
Alternative 1 - Do not disclose any summary financial data for any of our equity method investees.  This is supported on the basis that our share of Clearwire LLC’s net income or loss will be recorded one quarter in arrears and no results of operations are reflected in equity in net (losses) income of affiliates in 2008 and our other equity method investees are not material.

-
Alternative 2 - Exclude financial data for Clearwire LLC; include summarized financial data for all other equity method investees and disclose that the summarized financial information does not include Clearwire LLC.  This is supported on the basis that the inclusion of Clearwire LLC’s summary financial data as of September 30, 2008 would not be meaningful since the Clearwire Transaction closed on November 28, 2008 and this financial information would represent the predecessor’s financial information (i.e., Sprint’s 4G business), not the new Clearwire financial information.

-	Alternative 3 - Disclose summary financial data for all equity method investees; include the summary financial data as of September 30, 2008 for Clearwire’s predecessor (i.e., Sprint’s 4G business).

Preferred Alternative

Given the unique circumstances, our preferred alternative is Alternative 1 as we do not believe (i) that the inclusion of the historical financial information of the predecessor company (i.e., Sprint’s 4G business) on the one quarter lag basis would be meaningful, (ii) the financial information of the new Clearwire is not relevant to any reported results included in our financial statements, and (iii) our other equity method investments financial data may arguably be considered de minimis but certainly are not material to our financial statements.